UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(l) OR 13(e)(l)
OF THE SECURITIES EXCHANGE ACT OF 1934

COVANTA HOLDING CORPORATION
(Name of Subject Company (Issuer))

COVANTA HOLDING CORPORATION (Issuer)
(Names of Filing Persons (Identifying Status as Offerer, Issuer or Other Person))

1.00% Senior Convertible Debentures due 2027
(Title of Class of Securities)

22282EAA0
(CUSIP Number of Class of Securities)

Anthony J. Orlando
President and Chief Executive Officer
Covanta Holding Corporation
40 Lane Road
Fairfield, New Jersey 07004
(973) 882-9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Tim Simpson Covanta Holding Corporation 40 Lane Road Fairfield, New Jersey 07004 Phone: (973) 882-9000	Robert B. Williams Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005 Phone: (212) 530-5000	David Stone Neal, Gerber & Eisenberg LLP Two North LaSalle Street, Ste. 1700 Chicago, Illinois 60602 Phone: (312) 269-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$370,012,500	$26,381.89

*	Determined pursuant to Rule 0-11(b)(l) of the Securities Exchange Act of 1934, as amended. Calculated solely for purposes of determining the amount of the filing fee. Based upon the maximum amount of cash that might be paid for the 1.00% Senior Convertible Debentures due 2027 (the “Debentures”) assuming that $373,750,000 aggregate principal amount of outstanding Debentures are purchased at a price of $990 per $1,000 principal amount of such Debentures.

**	Previously paid. The amount of the filing fee equals $71.30 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-ll(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-l.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the “SEC”) by Covanta Holding Corporation, a Delaware corporation (“Covanta” or the “Company”), on November 9, 2010 (the “Schedule TO”) in connection with the Company’s offer to purchase for cash any and all of the Company’s outstanding 1.00% Senior Convertible Debentures due 2027 (the “Debentures”).

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase dated November 9, 2010 and the related Letter of Transmittal.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.  On November 16, 2010, the Company announced that it had priced $400 million aggregate principal amount of 7.25% senior notes due 2020 (the “New Notes”). A copy of the press release announcing the pricing of the New Notes offering is listed in Exhibit (a)(5)(B) hereto and incorporated herein by reference.

(b) Conditions.  The information set forth in Item 7(a) above is incorporated herein by reference.

(d) Borrowed Funds.

(1) and (2). The information set forth in Item 7(a) above is incorporated herein by reference.

Item 10.	Financial Statements.

(c) Summary Information.

(1) — (3)

			Nine Months Ended
	Years Ended December 31,		September 30,
(In thousands, except per share amounts)	2008	2009	2010

Income statement data:
Operating revenues:
Waste and service revenues	$934,527	$919,604	$768,433
Electricity and steam sales	660,616	580,248	438,005
Other operating revenues	69,110	50,615	82,545

Total operating revenues	1,664,253	1,550,467	1,288,983

Operating expenses:
Plant operating expenses	999,674	946,166	813,086
Other operating expenses	66,701	47,968	77,568
General and administrative expenses	97,016	109,235	77,401
Depreciation and amortization expense	199,488	202,872	146,527
Net interest expense on project debt	53,734	48,391	31,266
Write-down of assets, net of insurance recoveries	(8,325)	—	32,321

Total operating expenses	1,408,288	1,354,632	1,178,169

Operating income	255,965	195,835	110,814

			Nine Months Ended
	Years Ended December 31,		September 30,
(In thousands, except per share amounts)	2008	2009	2010

Other income (expense):
Investment income	5,717	4,007	1,669
Interest expense	(46,804)	(38,116)	(32,250)
Non-cash convertible debt related expense	(17,979)	(24,290)	(29,760)

Total other expenses	(59,066)	(58,399)	(60,341)

Income before income tax expense and equity in net income from unconsolidated investments	196,899	137,436	50,473
Income tax expense	(84,561)	(50,044)	(23,348)
Equity in net income from unconsolidated investments	23,583	23,036	18,024

NET INCOME	135,921	110,428	45,149

Less: Net income attributable to noncontrolling interest in subsidiaries	(6,961)	(8,783)	(6,436)

NET INCOME ATTRIBUTABLE TO COVANTA HOLDING CORPORATION	$128,960	$101,645	$38,713

Weighted Average Common Shares Outstanding:
Basic	153,345	153,694	153,907

Diluted	154,732	154,994	154,639

Earnings Per Share:
Basic	$0.84	$0.66	$0.25

Diluted	$0.83	$0.66	$0.25

Cash Dividend Declared Per Share:	$—	$—	$1.50

			Nine Months Ended
	Years Ended December 31,		September 30,
(dollars in thousands)	2008	2009	2010

Other financial data:
Net cash provided by operating activities	$402,607	$397,238	$328,107
Net cash used in investing activities	(189,308)	(387,240)	(247,573)
Net cash (used in) provided by financing activities	(170,242)	230,950	(437,395)
Acquisition of businesses, net of cash acquired	(73,393)	(265,644)	(128,254)
Purchase of property, plant and equipment	(87,920)	(73,619)	(83,101)

	December 31,		September 30,
(dollars in thousands)	2008	2009	2010

Balance sheet data:
Cash and cash equivalents	$192,393	$433,683	$76,507
Restricted funds held in trust	324,911	277,752	337,721
Property, plant and equipment, net	2,530,035	2,582,841	2,526,291
Total assets	4,279,989	4,934,282	4,652,714
Total debt, including current portion:
Covanta Energy debt	1,717,507	1,592,235	1,518,904
Covanta Holding debt	2,026,888	2,397,070	2,319,652
Total equity	1,224,051	1,417,169	1,200,536

(4)	The Company’s ratio of earnings to fixed charges for the nine-months ended September 30, 2010 and for the years ended December 31, 2009 and 2008 were: 1.60, 2.18 and 2.60, respectively. “Earnings” consists of income before income tax expense, equity in net income from unconsolidated investments and noncontrolling interests in subsidiaries less capitalized interest plus dividends from unconsolidated investments and fixed charges. “Fixed charges” consists of interest expense, capitalized interest and imputed interest on operating leases.

(5)	The Company’s book value per share as of September 30, 2010 was $7.61 per share.

(6)	Not applicable.

Item 12.	Exhibits.

Exhibit Number		Description of Document

(a)(l)(A)	*	Offer to Purchase, dated November 9, 2010.
(a)(l)(B)	*	Form of Letter of Transmittal.
(a)(l)(C)	*	IRS Form W-9.
(a)(5)(A)		Press Release Regarding Offer, dated November 9, 2010 (incorporated by reference to exhibit 99.1 to Covanta Holding Corporation’s Current Report on Form 8-K, filed with the SEC on November 9, 2010).
(a)(5)(B)		Press Release Announcing Pricing of Covanta’s Senior Notes due 2020 (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed with the SEC on November 16, 2010).
(b)		None.
(d)(1)		Registration Rights Agreement dated November 8, 2002 among Covanta Holding Corporation and SZ Investments, L.L.C. (incorporated herein by reference to Exhibit 10.6 of Covanta Holding Corporation’s Annual Report on Form 10-K for the year ended December 27, 2002 and filed with the SEC on March 27, 2003).
(d)(2)		Registration Rights Agreement between Covanta Holding Corporation, D.E. Shaw Laminar Portfolios, L.L.C., SZ Investments, L.L.C., and Third Avenue Trust, on behalf of The Third Avenue Value Fund Series, dated December 2, 2003 (incorporated herein by reference to Exhibit 4.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated December 2, 2003 and filed with the SEC on December 5, 2003).
(d)(3)		Form of Warrant Offering Agreement between Wells Fargo Bank, National Association and Covanta Holding Corporation (incorporated herein by reference to Exhibit 4.11 of Covanta Holding Corporation’s Amendment No. 3 to Registration Statement on Form S-1 filed with the SEC on December 19, 2005).
(d)(4)		Indenture dated as of January 18, 2007, between Covanta Holding Corporation and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 of Covanta Holding Corporation’s Registration Statement on Form S-3 (Reg. No. 333-140082) filed with the SEC on January 19, 2007).
(d)(5)		First Supplemental Indenture dated as of January 31, 2007, between Covanta Holding Corporation and Wells Fargo Bank, National Association, as trustee (including the Form of Global Debenture) (incorporated herein by reference to Exhibit 4.2 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2007 and filed with the SEC on February 6, 2007).
(d)(6)		Indenture dated as of May 22, 2009, by and among Covanta Holding Corporation and Wells Fargo Bank, National Association (incorporated herein by reference to Exhibit 4.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated May 22, 2009 and filed with the SEC on May 22, 2009).
(d)(7)		First Supplemental Indenture dated as of June 10, 2009, between Covanta Holding Corporation and Wells Fargo Bank, National Association (incorporated herein by reference to Exhibit 4.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated June 15, 2009 and filed with the SEC on June 15, 2009).

Exhibit Number	Description of Document

(d)(8)	Covanta Holding Corporation Equity Award Plan for Directors, as amended (incorporated herein by reference to Exhibit B of Covanta Holding Corporation’s 2008 Definitive Proxy Statement on Form DEF 14A filed with the SEC on April 1, 2008).
(d)(9)	Covanta Holding Corporation Equity Award Plan for Employees and Officers, as amended by the Board of Directors through February 26, 2009 (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated May 12, 2009 and filed with the SEC on May 12, 2009).
(d)(10)	Form of Covanta Holding Corporation Stock Option Agreement for Employees and Officers (incorporated herein by reference to Exhibit 4.3 of Covanta Holding Corporation’s Registration Statement on Form S-8 filed with the SEC on May 7, 2008).
(d)(11)	Form of Covanta Holding Corporation Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 4.4 of Covanta Holding Corporation’s Registration Statement on Form S-8 filed with the SEC on May 7, 2008).
(d)(12)	Covanta Holding Corporation 1995 Stock and Incentive Plan (as amended effective December 12, 2000 and as further amended effective July 24, 2002) (incorporated herein by reference to Appendix A to Covanta Holding Corporation’s Proxy Statement filed with the SEC on June 24, 2002).
(d)(13)	Form of Covanta Holding Corporation Amendment to Stock Option Agreement for Employees and Officers (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated March 18, 2005 and filed with the SEC on March 24, 2005).
(d)(14)	Form of Covanta Holding Corporation Restricted Stock Award Agreement for Directors (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated May 31, 2006 and filed with the SEC on June 2, 2006).
(d)(15)	Equity Commitment for Rights Offering between Covanta Holding Corporation and SZ Investments L.L.C. dated February 1, 2005 (incorporated herein by reference to Exhibit 10.2 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).
(d)(16)	Equity Commitment for Rights Offering between Covanta Holding Corporation and EGI-Fund (05-07) Investors, L.L.C. dated February 1, 2005 (incorporated herein by reference to Exhibit 10.3 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).
(d)(17)	Equity Commitment for Rights Offering between Covanta Holding Corporation and Third Avenue Trust, on behalf of The Third Avenue Value Fund Series dated February 1, 2005 (incorporated herein by reference to Exhibit 10.4 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).
(d)(18)	Form of Confirmation of Cash Convertible Note Hedge Transaction (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated May 22, 2009 and filed with the SEC on May 22, 2009).
(d)(19)	Form of Confirmation of Warrant (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated May 22, 2009 and filed with the SEC on May 22, 2009).
(g)	None.
(h)	None.

*	Previously filed on Schedule TO

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Covanta Holding Corporation

By:	/s/ Timothy J. Simpson
Name:     Timothy J. Simpson

Title:	Executive Vice President, General Counsel and Secretary
Dated: November 16, 2010

INDEX TO EXHIBITS

Exhibit Number		Description of Document

(a)(l)(A)	*	Offer to Purchase, dated November 9, 2010.
(a)(l)(B)	*	Form of Letter of Transmittal.
(a)(l)(C)	*	IRS Form W-9.
(a)(5)(A)		Press Release Regarding Offer, dated November 9, 2010 (incorporated by reference to exhibit 99.1 to Covanta Holding Corporation’s Current Report on Form 8-K, filed with the SEC on November 9, 2010).
(a)(5)(B)		Press Release Announcing Pricing of Covanta’s Senior Notes due 2020 (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed with the SEC on November 16, 2010).
(b)		None.
(d)(1)		Registration Rights Agreement dated November 8, 2002 among Covanta Holding Corporation and SZ Investments, L.L.C. (incorporated herein by reference to Exhibit 10.6 of Covanta Holding Corporation’s Annual Report on Form 10-K for the year ended December 27, 2002 and filed with the SEC on March 27, 2003).
(d)(2)		Registration Rights Agreement between Covanta Holding Corporation, D.E. Shaw Laminar Portfolios, L.L.C., SZ Investments, L.L.C., and Third Avenue Trust, on behalf of The Third Avenue Value Fund Series, dated December 2, 2003 (incorporated herein by reference to Exhibit 4.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated December 2, 2003 and filed with the SEC on December 5, 2003).
(d)(3)		Form of Warrant Offering Agreement between Wells Fargo Bank, National Association and Covanta Holding Corporation (incorporated herein by reference to Exhibit 4.11 of Covanta Holding Corporation’s Amendment No. 3 to Registration Statement on Form S-1 filed with the SEC on December 19, 2005).
(d)(4)		Indenture dated as of January 18, 2007, between Covanta Holding Corporation and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 of Covanta Holding Corporation’s Registration Statement on Form S-3 (Reg. No. 333-140082) filed with the SEC on January 19, 2007).
(d)(5)		First Supplemental Indenture dated as of January 31, 2007, between Covanta Holding Corporation and Wells Fargo Bank, National Association, as trustee (including the Form of Global Debenture) (incorporated herein by reference to Exhibit 4.2 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2007 and filed with the SEC on February 6, 2007).
(d)(6)		Indenture dated as of May 22, 2009, by and among Covanta Holding Corporation and Wells Fargo Bank, National Association (incorporated herein by reference to Exhibit 4.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated May 22, 2009 and filed with the SEC on May 22, 2009).
(d)(7)		First Supplemental Indenture dated as of June 10, 2009, between Covanta Holding Corporation and Wells Fargo Bank, National Association (incorporated herein by reference to Exhibit 4.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated June 15, 2009 and filed with the SEC on June 15, 2009).
(d)(8)		Covanta Holding Corporation Equity Award Plan for Directors, as amended (incorporated herein by reference to Exhibit B of Covanta Holding Corporation’s 2008 Definitive Proxy Statement on Form DEF 14A filed with the SEC on April 1, 2008).
(d)(9)		Covanta Holding Corporation Equity Award Plan for Employees and Officers, as amended by the Board of Directors through February 26, 2009 (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated May 12, 2009 and filed with the SEC on May 12, 2009).
(d)(10)		Form of Covanta Holding Corporation Stock Option Agreement for Employees and Officers (incorporated herein by reference to Exhibit 4.3 of Covanta Holding Corporation’s Registration Statement on Form S-8 filed with the SEC on May 7, 2008).
(d)(11)		Form of Covanta Holding Corporation Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 4.4 of Covanta Holding Corporation’s Registration Statement on Form S-8 filed with the SEC on May 7, 2008).

Exhibit Number	Description of Document

(d)(12)	Covanta Holding Corporation 1995 Stock and Incentive Plan (as amended effective December 12, 2000 and as further amended effective July 24, 2002) (incorporated herein by reference to Appendix A to Covanta Holding Corporation’s Proxy Statement filed with the SEC on June 24, 2002).
(d)(13)	Form of Covanta Holding Corporation Amendment to Stock Option Agreement for Employees and Officers (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated March 18, 2005 and filed with the SEC on March 24, 2005).
(d)(14)	Form of Covanta Holding Corporation Restricted Stock Award Agreement for Directors (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated May 31, 2006 and filed with the SEC on June 2, 2006).
(d)(15)	Equity Commitment for Rights Offering between Covanta Holding Corporation and SZ Investments L.L.C. dated February 1, 2005 (incorporated herein by reference to Exhibit 10.2 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).
(d)(16)	Equity Commitment for Rights Offering between Covanta Holding Corporation and EGI-Fund (05-07) Investors, L.L.C. dated February 1, 2005 (incorporated herein by reference to Exhibit 10.3 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).
(d)(17)	Equity Commitment for Rights Offering between Covanta Holding Corporation and Third Avenue Trust, on behalf of The Third Avenue Value Fund Series dated February 1, 2005 (incorporated herein by reference to Exhibit 10.4 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).
(d)(18)	Form of Confirmation of Cash Convertible Note Hedge Transaction (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated May 22, 2009 and filed with the SEC on May 22, 2009).
(d)(19)	Form of Confirmation of Warrant (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated May 22, 2009 and filed with the SEC on May 22, 2009).
(g)	None.
(h)	None.

*	Previously filed on Schedule TO